March 1, 2013

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

PREDEX

Ladies and Gentlemen:

On behalf of PREDEX, we hereby electronically file, pursuant to Section 8(b) of the Investment Company Act of 1940, its Registration Statement on Form N-2.  The PREDEX will concurrently file Form N-8A.

If you have any questions concerning this filing, please contact JoAnn M. Strasser at 614-469-3265 or Parker D. Bridgeport at 614-469-3238.

Very truly yours,

/s/Thompson Hine LLP